Filed Pursuant to Rule 433

Registration No. 333-132911

News Merrill Lynch & Co., Inc. World Headquarters 4 World Financial Center New York, NY 10080

Release date: July 29, 2008

For information contact:
Media Relations:	Investor Relations:
Jessica Oppenheim	Sara Furber
(212) 449-2107	(866) 607-1234
jessica_oppenheim@ml.com	investor_relations@ml.com

MERRILL LYNCH ISSUES AMENDED PRO FORMA

STOCKHOLDERS’ EQUITY SCHEDULE

NEW YORK, July 29 – Merrill Lynch (NYSE: MER) today announced a $500 million holder of the mandatory convertible preferred stock has decided not to exchange their shares into common stock. The change has no impact on “if-converted” book value per common share or the firm’s pro forma capital ratios. The security’s reset feature will be eliminated.

Please see amended schedule of pro forma stockholders’ equity.

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Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies with offices in 40 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management firms with $1.4 trillion in assets under management at June 30, 2008. For more information on Merrill Lynch, please visit www.ml.com.

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The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company or the underwriter participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.

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Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations and intentions, announced but not completed transactions (including transactions discussed in this release), strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off balance sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation, and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch’s Annual Report on Form 10-K for the fiscal year ended December 28, 2007 and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the SEC’s website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch’s financial performance and identifying trends.

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Merrill Lynch & Co., Inc.
(Unaudited)	(dollars in billions except per share amounts, shares in millions)

Amended Pro Forma Stockholders’ Equity
	2Q08 Estimate	Pro Forma Adjustments (1)	2Q08 Pro Forma (1)
Stockholders’ Equity
Common Stockholders’ Equity	$21.1	$11.2	$32.3
Preferred Stockholders’ Equity	13.7	(4.9)	8.8

Total Stockholders’ Equity	$34.8	$6.3	$41.1

Common Shares Outstanding (millions)	985	490	1,475
Book Value per Common Share	$21.43		$21.88

“If-Converted” Stockholders’ Equity
Common Stockholders’ Equity	$21.1	$11.2	$32.3
Convertible Preferred Stock	6.6	(4.9)	1.7

“If-Converted” Stockholders’ Equity	$27.7	$6.3	$34.0

“If-Converted” Common Shares Outstanding (millions)	1,111	418	1,529
“If-Converted” Book Value per Common Share	$24.94		$22.21

Tier 1 Capital Ratio (Tier 1 / Risk Weighted Assets)	7.5%		10.5%
Total Capital Ratio (Total Allowable Capital / Risk Weighted Assets)	12.1%		16.6%

(1)	Pro forma adjustments include the following transactions and assumptions (including estimates for transaction-related adjustments):
(a)	Gain on completed sale of Bloomberg for $4.425 billion in proceeds.
(b)	Estimated gain on closing planned sale of a majority of FDS amounting to substantially all of the enterprise value of approximately $3.5 billion, marking remaining stake to sale price.

This sale is currently subject to a non-binding letter of intent and there can be no assurance that a definitive agreement will be completed with the current purchasers, or if a sale is consummated, that it will be on the financial terms reflected in our pro forma calculations and disclosures.

(c)	Pre-tax write-downs of $4.4 billion associated with the CDO sale and an additional $1.3 billion related to termination and settlement negotiations with monoline guarantors.
(d)	Conversion of $4.9 billion of Merrill Lynch’s 9% Non-Voting Mandatory Convertible Preferred Stock into 179.7 million shares of common stock.
(e)	The offering of 310,000,000 shares of common stock at a price of $27.52 per share (the closing price as of July 25, 2008, for total proceeds of $8.5 billion, less $2.5 billion paid to Temasek in satisfaction of obligations under the reset provision, and including 13.5 million incremental ‘if-converted’ common shares to reflect the exchange for a new mandatory convertible preferred stock issuance and 8.8 million shares to reflect the settlement of reset provisions for the remaining 9% Non-Voting Mandatory Convertible Preferred Stock holder.